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                                  EXHIBIT 99.7

RECENT ACQUISITIONS

     We continue to develop and expand our business through strategic acquisitions and investments. Over the past year, we have completed acquisitions and investments in businesses that specialize in, among other things, online chess and board games, infrastructure platforms for online and network PC games, and mobile phone games. We expect that these and other recent investments will allow us to expand our product offerings and grow our user base.

     Our recent acquisitions have included the following:

     - We completed the acquisition of Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, and an affiliated company in July 2004. Bianfeng is a leading developer and operator of chess and board online games in China. Bianfeng offers more than 50 different casual games, including card games, board games, mahjong and simple arcade games.

     - Also in July 2004, we entered into an agreement to purchase a minority interest in Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China. Under the terms of the agreement, we will acquire a majority interest in Haofang in 2006.

     - In August 2004, we completed our acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, in which we had previously purchased minority interests. The acquisition of Digital Red, a developer of interactive mobile phone games, followed our acquisition of a majority interest in Fenglin Houshan Computer Technology Ltd., or Fenglin Huoshan, which is also a mobile phone game developer, in 2003.

     - In September 2004, we acquired a majority interest in an online forum known as "Qidian", where independent writers publish their original literature online, including magic fantasy works, science fiction works and works based upon the storylines of online games. Through Qidian's literature platform, readers can interact and communicate with authors as well as subscribe for access to the published works.

     Our agreements with Bianfeng, Haofang, Digital Red and Qidian will require us to pay aggregate cash consideration of approximately US$23.9 million to the sellers in 2004 and 2005. Under our acquisition agreements with the sellers of these companies, we will pay a maximum of approximately US$14 million in 2005 in earn-out consideration. We currently estimate that we will pay approximately US$17 million in earn-out consideration in 2006.